UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 18, 2018

We hereby inform as a Relevant Information Communication that, today ended the First Round of the preemptive rights of the capital increase of Graña y Montero S.A.A. (the "Company") agreed by the General Shareholders Meeting of November 6, 2018 (the "Capital Increase"), having subscribed therein a total of 68’372,101 common shares issued by the Company, which resulted in monetary contributions amounting to the total sum of US$ 41’953,121.

As a result, in the aforementioned First Round the Company has subscribed 32.27% of the total number of common shares that can issue under the terms of the Capital Increase (as described in point 4 of the Relevant Information Communication dated November 6, 2018), remaining to be subscribed up to 143’491,964 common shares.

Finally, in accordance with the process set by the Board of Directors of the Company, we reiterate that the Second Round of the preemptive rights will begin on December 19, 2018 at the opening of the Lima Stock Exchange trading hours and will finish on December 21, 2018 at the close of the Lima Stock Exchange trading hours.

The information regarding the number of Common Shares that are entitled to be subscribe in the aforementioned Second Round, available only to those persons who participated in the First Round, will be available at its broker offices or CAVALI participant, depending on the case, as well as in the Company, to the following contacts:

Address: 4675 Paseo de la Republica Avenue, Surquillo, Lima – Peru.

Contact: Ricardo Mego Paucar, Renzo Arbocco Illescas, Paola Pastor Aragon, Fredy Chalco Aguilar and/or Andres Villalobos Chocano.

Phone: 213-6565 + Annexes described below:

Annexes/E-mails:

•         Ricardo Mego Paucar: 6449/Ricardo.mego@gym.com.pe
•         Renzo Arbocco Illescas: 6411/Renzo.arbocco@gym.com.pe
•         Paola Pastor Aragon: 6573/Paola.pastor@gym.com.pe
•         Fredy Chalco Aguilar: 6515/Fredy.chalco@gym.com.pe
•         Andres Villalobos Chocano: 6804/Andres.villalobos@gym.com.pe

Business Hours: Monday to Friday, from 09:00 a.m. to 06:00 p.m.

Relevant information for the Investor:

The rights to subscribe for common shares of Graña y Montero S.A.A., and the common shares issuable upon the exercise of such rights and to be issued in the private placement (if the entire capital increase is not subscribed for by the end of the Second Round), have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction outside of Peru.

Such rights are being made available pursuant to applicable Peruvian law only in Peru and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in, into or within the United States under applicable U.S. securities laws or other jurisdictions where prohibited. The common shares issuable upon exercise of such rights or issued in the private placement may not be offered, sold or subscribed for except in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act.

This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States or to U.S. persons.

Sincerely,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: December 18, 2018